SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                (Amendment No. 2)

                                SCHEDULE 14D-1/A
                             Tender Offer Statement
       Pursuant to Section 14(d)(1)of the Securities Exchange Act of 1934


                              -------------------

                         GLOBAL MOTORSPORT GROUP, INC.
                           (Name of Subject Company)


                              -------------------
                               GOLDEN CYCLE, LLC
                                    (Bidder)
                              -------------------


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                              -------------------
                                   378937106
                     (CUSIP Number of Class of Securities)

                              -------------------

                                  ROGER GRASS
                               GOLDEN CYCLE, LLC
                         ONE WYNNEWOOD ROAD, SUITE 100
                              WYNNEWOOD, PA 19096
                                 (610) 642-8600
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                              -------------------

                                    COPY TO:
                           HERBERT HENRYSON II, ESQ.
                    WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                             111 SOUTH 15TH STREET
                             PHILADELPHIA, PA 19102
                                 (215) 977-2000

This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 dated April 7, 1998 filed by Golden Cycle, LLC, a Pennsylvania limited liability company, to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Global Motorsport Group, Inc., a Delaware corporation (the "Company"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 13, 1996 between the Company and American Stock Transfer and Trust Company, as Rights Agent, at $18.00 per Share and associate Right, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 1998 and the related Letter of Transmittal.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

       Item 3(b) is hereby amended by adding the following:

       On April 14, 1998, Alexander Grass, on behalf of the Purchaser, sent a letter to Mr. Keenan. A copy of the letter is attached hereto as Exhibit (a)(9), and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

       Item 11 is hereby amended by adding the following:

       (a)(9) Letter dated April 14, 1998 from Alexander Grass to
              Mr. Joseph F. Keenan.

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 1998

                                             GOLDEN CYCLE, LLC


                                             By: /s/ ROGER GRASS
                                                --------------------------------
                                                Name: Roger Grass
                                                Title:  Vice President

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                               EXHIBIT
-------                              -------

 (a)(1)        Offer to Purchase, dated April 7, 1998.

 (2)           Letter of Transmittal with respect to the Shares and Rights.

 (3) Letter, dated April 7, 1998, from Jefferies & Company, Inc. to brokers, dealers, banks, trust companies and nominees.

 (4) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

 (5)           Notice of Guaranteed Delivery.

 (6)           IRS Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

 (7)           Press Release, dated April 6, 1998.

 (8)           Form of summary advertisement, dated April 7, 1998.

*(9)           Letter dated April 14, 1998 from Alexander Grass to Mr. Joseph F. Keenan

 (b)           None.

 (c)           Letter agreement, dated March 6, 1998, between Jeffries &
               Company, Inc. and the Purchaser.

 (d)           None.

 (e)           Not Applicable.

 (f)           None.

 (g) Complaint filed by the Purchaser on April 2, 1998 in the Court of Chancery of the State of Delaware.

 (h) Complaint filed by the Purchaser on April 6, 1998 in the United States District Court in and for the District of Delaware.

 (i) Complaint filed by the Purchaser on April 7, 1998 in the Court of Chancery of the State of Delaware.

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* Filed herewith.